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Prospectus Supplement to Prospectus dated June 5, 1998

$2,060,800,000

SLM Student Loan Trust 1999-3

Issuer

SLM Funding Corporation

Seller

Sallie Mae Servicing Corporation

Servicer

Floating Rate Student Loan-Backed Securities

        On December 28, 1999, the Trust will issue:

	Class A-1 Notes	Class A-2 Notes	Certificates
Principal	$1,201,500,000	$787,000,000	$72,300,000
Interest Rate	3-month LIBOR plus 0.08%	3-month LIBOR plus 0.16%	3-month LIBOR plus 0.40%
Maturity	January 25, 2007	July 25, 2012	January 26, 2015

Payments will be made quarterly beginning January 25, 2000, primarily from collections on a pool of student loans.

The Trust will pay principal first to the Class A-1 Notes until paid in full and then to the Class A-2 Notes until paid in full. The Trust will pay principal on the Certificates after both classes of Notes have been paid in full.

We are offering the Notes and Certificates through the underwriter shown below. The securities will not be listed on any exchange.

The underwriter intends to offer the Notes and Certificates from time to time for sale in negotiated transactions, at varying prices to be determined at the time of sale.

We expect the aggregate proceeds to the Seller to be $2,059,225,958 before deducting expenses payable by the Seller estimated to be $1,015,000.

The Underwriter is offering the Notes and the Certificates subject to receipt and acceptance by the Underwriter and subject to its right to reject any order in whole or in part. We expect that the Notes and Certificates will be ready for delivery in book-entry form only through The Depository Trust Company in New York, New York on or about December 28, 1999 against payment in immediately available funds and, in the case of the Notes, also through Cedel Bank, societe anonyme, and the Euroclear System.

Neither the SEC nor any state securities commission has approved or disapproved the Notes or Certificates or determined whether this Prospectus Supplement or the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should consider carefully the risk factors beginning on page S-14 of this Prospectus Supplement and on Page 13 of the Prospectus.

The Certificates represent interests in, and the Notes represent obligations of, the Trust only. They are not interests in or obligations of SLM Holding Corporation, the Seller, Student Loan Marketing Association, the Servicer or any of their affiliates.

Neither the Certificates nor the Notes are guaranteed or insured by the United States of America or any governmental agency.

This Prospectus Supplement may be used to offer and sell the Notes or Certificates only if accompanied by the Prospectus

MORGAN STANLEY DEAN WITTER

December 21, 1999

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on December 23, 1999 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/0000928385-99-003681-index.html. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing